July 1, 2016

BY EDGAR AND BY HAND

Ms. Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20549

Re:	LINE Corporation

Registration Statement on Form F-1

Filed June 10, 2016

Amendment No. 1 to Registration Statement on Form F-1

Filed June 28, 2016

File No. 333-211954

Dear Ms. Woo:

On behalf of our client, LINE Corporation (together with its consolidated subsidiaries, referred to as “LINE” or the “Company”), we set forth below the Company’s responses to your letter, dated June 29, 2016, containing the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1 (File No. 333-211954) (the “Registration Statement”), publicly filed with the Commission on June 10, 2016, and amendment no. 1 to the Registration Statement, publicly filed with the Commission on June 28, 2016 (“Amendment No. 1”). For the convenience of the Staff, we are also sending, by hand, hard copies of this letter. All references in the responses set forth below are to the pages of Amendment No. 1.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter. For your convenience, we have reproduced below the Staff’s comments and have provided the Company’s response immediately below each of the comments.

Business, page 119

1.	Over the past three fiscal years ended December 31, 2015 and through March 21, 2016, you have disposed of the gaming services of Hangame and related subsidiaries, your online matchmaking

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July 1, 2016

services business, your data management business and abandoned the MixRadio segment. The latter you have characterized as a strategic shift in your business. Since these discontinued operations would appear to be important events, please revise your Business section to discuss how these events have factored into the development of your business. See Item 4A.4 of Form 20-F.

In response to the Staff’s comments, the Company proposes to revise the disclosure on page 10 and pages 129 to 130 to add disclosure regarding how the discontinuation of certain operations has factored into the development of the Company’s business, as indicated in the Appendix attached to this letter. The Company would also like to draw the Staff’s attention to the existing disclosure under “Risk Factors — Risks Related to Our Business and Industry — Our acquisitions and investments may not be successful in achieving their intended goals and could harm our business, financial condition and results of operations” on page 33 and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Major Components of Results of Operations — Profit (Loss) from Discontinued Operations, Net of Tax” on pages 79 to 80 relating to the disposition of MixRadio and its impact on the Company’s business.

Notes to Consolidated Financial Statements

24. Discontinued Operations, page F-67

2.	Please provide us with a detailed breakdown of the expenses incurred by the MixRadio operations during 2015. Ensure your descriptions clarify the nature of the expense and the activities performed.

The Company advises the Staff that MixRadio’s operating expenses incurred during 2015 consisted of:

	(in thousands of yen)
Financial line item	MixRadio	Notes:
Payment processing and licensing expenses	955,934	A
Employee compensation expenses	3,063,539	B
Marketing expenses	1,155,141	C
Infrastructure and communication expenses	133,900	D
Authentication and other service expenses	633,460	E
Depreciation and amortization expenses	324,435	F
Impairment losses	4,613,344	G
Other operating expenses	868,861	H

Total operating expenses	11,748,614

The financial line items noted above are consistent with those described in the Form F-1, Management’s Discussion and Analysis (“MD&A”) section. The nature of MixRadio’s expenses and activities performed are described in more detail below.

Notes:

A.	Payment processing and licensing expenses: relate primarily to fees paid for music rights to music corporations that own the copyrights.

B.	Employee compensation expenses: relate primarily to salaries and bonuses for employees. The workforce consisted mainly of engineers, sales representatives and IT service planners. All of the employees worked exclusively for MixRadio.

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July 1, 2016

C.	Marketing expenses: relate primarily to fees paid to consulting agencies for mobile marketing campaigns, digital design and digital publishing costs.

D.	Infrastructure and communication expenses: relate primarily to services that relate to server and network capacity.

E.	Authentication and other service expenses: relate primarily to fees paid for the usage of software that relate to the distribution of online music services and other outsourced software.

F.	Depreciation and amortization expenses: relate primarily to the amortization of the following intangible assets with definite useful lives: software, music rights and customer relationships.

G.	Impairment losses: relate primarily to the impairment of MixRadio’s goodwill, intangible assets, prepaid expenses and property and equipment that resulted from the Company’s annual impairment tests.

H.	Other operating expenses: relate primarily to office rent, legal fees and travel expenses.

3.	In your response to prior comment 4 you state that at the time of the acquisition in March 2015, MixRadio had 230 employees. Clarify if these employees have been terminated in connection with the abandonment of the business, or if they remain your employees and with which product and service offerings they are currently associated.

The Company respectfully advises the Staff that there were 197 employees at the time the abandonment was announced, all of whom were terminated as a result of the abandonment. Since the acquisition of MixRadio, the number of employees had decreased gradually due to the elimination of redundancies that were identified after the acquisition. None of MixRadio’s former employees have been transferred to the Company or are currently working for the Company or its affiliates. Further, the Company advises the Staff that termination expenses that were incurred in connection with the abandonment (restructuring costs of 7,147 thousand pounds sterling or 1,183,142 thousand yen as disclosed in note 9 to the interim consolidated financial statements) were recorded during the three month period ended March 31, 2016; therefore, such expenses were excluded from the table in response to comment No. 2 above.

4.	We note your disclosure on page 136 that LINE Music is your on-demand subscription service that enables users to purchase and stream songs from a catalogue of over 15 million songs, create playlists of their favorite music and send music of playlists directly to friends on the LINE chat screen or share music with friends by streaming it on their Timelines. Clarify if, and how, the service offerings provided by MixRadio differ from the service offerings provided by LINE Music. Please also address the location of MixRadio and LINE Music customers and the extent to which MixRadio customers became customers of LINE Music.

The Company respectfully advises the Staff that LINE Music differs significantly from MixRadio with regard to both the services offered and the location of customers.

Services offered:

LINE Music is a paid on-demand music subscription service that enables users to listen to the songs and artists of their choosing, whenever and wherever they choose. There is no free or ad-supported version of LINE Music. A major feature that differentiates LINE Music is its deep integration with the LINE messaging application. Users of LINE Music are able to send songs or playlists directly to friends or groups of friends that can then be played inside the LINE messaging application, while chatting with

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July 1, 2016

friends and by visiting friends’ or artists’ Timelines. LINE Music offers users the ability to discover new music through carefully curated playlists. Users can also create and share their own custom playlists, add background music to their profile pages as well as discover songs that their friends listen to most. The Company developed LINE Music with its joint-venture partners specifically to integrate it with the LINE messaging application and entailed extensive research activities in connection with the development of necessary streaming technology and applications in 2014. Such development neither relied upon nor related in any respect to the acquired MixRadio assets.

MixRadio was an advertisement-supported online music streaming service that enabled users to stream music from channels or “mixes”, similar to a radio station. Users were prompted to select genres from which mixes were created. Users were able to “like” or “dislike” songs which would algorithmically update the types of songs to be played. Users were unable to select specific songs or artists or change the order of songs to be listened to. While the Company sought to introduce premium-service user accounts, the implementation was unsuccessful.

Location of users:

LINE Music is offered to LINE users registered in Japan, through LINE Music Corporation, a joint venture with Sony Music Entertainment, Universal Music Group and Avex Digital Inc., in which the Company has a 33.4% interest, and to LINE users registered in Thailand through LINE Company (Thailand) Limited, a subsidiary of the Company. Due to copyright restrictions, LINE Music is not available to users who are registered outside of Japan and Thailand.

MixRadio was available to users in 31 countries, through MixRadio Limited, a wholly-owned subsidiary of the Company. MixRadio was never available to users in Japan, the Company’s largest market, and while MixRadio was available to users in Thailand, it had not gained meaningful traction in Thailand.

Acquired users:

The Company respectfully advises the Staff that the Company does not have a way to accurately determine how many MixRadio users might have become users of LINE Music, as they were completely separate platforms. However, because the Company made no effort to migrate MixRadio users to LINE Music, but instead referred such users to other music services, including Microsoft Groove, and as mentioned above, because LINE Music is only offered in Japan and Thailand and MixRadio was never available in Japan, the Company does not believe that the number of users acquired, if any, were significant.

5.	Clarify how many monthly active users and monthly paying users were acquired with the MixRadio acquisition.

The Company advises the Staff that MixRadio’s services were provided to end-users free of charge. Therefore, no monthly paying users (“MPUs”) were acquired by the Company as a result of the acquisition of MixRadio.

The Company further advises the Staff that MixRadio had approximately 3.3 million monthly active users (“MAUs”) at the time of the acquisition. After the acquisition and until the abandonment, MixRadio’s MAUs fluctuated between 3.3 million and 4.9 million.

The Company is unable to verify how many of MixRadio’s MAUs used the LINE platform as a result of the acquisition, because users had to register separately on both applications (the integration of MixRadio into the LINE platform did not occur as originally contemplated, as mentioned in the response letter of the Company dated June 14, 2016 and in the response to comment No. 6 below).

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July 1, 2016

However, based on the Company’s analysis, most of MixRadio’s active users were concentrated in Brazil, India, United States, United Kingdom and Italy (MixRadio’s MAUs in Thailand represented less than 1% of MixRadio’s total MAUs). Since the acquisition of MixRadio, the number of users of the LINE platform in those five countries either remained constant or decreased, which indicates that there was no significant transfer of users from MixRadio to the LINE platform.

6.	On page 70 you disclose the following: “From our inception, we experienced our largest user growth in Japan, Taiwan, Thailand and Indonesia. While we achieved significant user growth in other parts of the world in 2013 and 2014, beginning in early 2015, we have refocused our marketing efforts on key countries in line with our increased emphasis on monetization in markets where we have achieved leading market positions.” In the press release announcing the acquisition of MixRadio, you stated that the MixRadio acquisition “presents a huge scope to expand [your] service to even more people around the world.” However, you also stated in your response to prior comment 24 that the acquisition “was considered to be a strategic investment to be integrated with the LINE business and portal platform in order to expand the content and services provided to [your] end users.” Please clarify for us the underlying reasons for the acquisition of MixRadio, including the expected synergies from the acquisition that gave rise to the ¥2,999,444 thousand yen of goodwill as disclosed on page F-91. Please also provide additional details as to the nature of any changes to your market strategies in connection with the February 2016 decision to abandon the MixRadio offering.

MixRadio was a mobile music streaming service business that operated in 31 countries at the time of acquisition. In December 2014, the Company entered into a business sale agreement with Microsoft Mobile Oy with the aim of acquiring MixRadio’s well-known brand, experienced work force, music distribution platform as well as established negotiation channels with numerous music rights holders in order to provide mobile-optimized and highly personalized music streaming services and ultimately to expand the reach of such music streaming services utilizing the Company’s large user base, thereby further expanding the LINE platform business in a relatively short period of time.

After the acquisition, however, the Company was not able to successfully expand the reach of the music streaming services utilizing the LINE platform as the Company had expected. Based on a revised assessment of the lack of synergies between MixRadio and the LINE platform, in November 2015, the Company strategically decided to focus on trying to make MixRadio a separate viable business independent of the LINE platform, having concluded that the additional time and effort needed to integrate LINE’s user base into MixRadio would have exceeded the benefit of the integration. As a result, the business model of MixRadio was reoriented towards premium-service user accounts in order to develop MixRadio’s own user base, and MixRadio became a reportable segment beginning November 2015 as described in the Company’s response letter dated June 14, 2016.

Following further rapid changes in the market such as increased costs related to user acquisition for MixRadio and higher royalties from music labels and publishers due to certain competitors with large user bases, however, the Company eventually decided to exit the MixRadio business, and its board of directors approved the abandonment of the MixRadio business in February 2016. This decision was influenced by a shift in the Company’s overall priorities after the Company’s decision to acquire MixRadio in December 2014, as several months later the Company began to focus its marketing efforts (i) on key countries rather than seek to aggressively expand its user base across the globe and (ii) on the products and services offered on the LINE platform, in each case in line with its increased emphasis on monetization in markets where it had achieved leading market positions. Prior to the shift in focus, the Company had invested aggressively in marketing expenses outside of its key markets, but such efforts had not resulted in a proportionate increase in its user base outside of those key markets in part due to increasing competition. This prompted the Company to reassess its priorities in a timely manner and

Ms. Jan Woo

July 1, 2016

subsequently to decide to abandon MixRadio, which had been monitored separately by the board of directors since November 2015. The abandonment became effective in March 2016 and, as a result, MixRadio was retrospectively presented as a discontinued operation in the Company’s consolidated financial statements as of and for the year ended December 31, 2015.

*        *        *         *        *        *        *

We sincerely hope that the Company’s responses above adequately address the Staff’s comments. On behalf of the entire working group, we thank the Staff once again for its assistance to date and look forward to its continued assistance. If we can be of any assistance to the Staff in connection with its review of the Registration Statement, please do not hesitate to contact the undersigned by telephone at +82-2-6353-8020, by fax at +82-2-6353-8099 or by e-mail at jhan@cgsh.com.

Very truly yours,

/s/ Jinduk Han
Jinduk Han

cc:	Laura Veator, Staff Accountant
Craig Wilson, Senior Assistant Chief Accountant
Mitchell Austin, Staff Attorney
Division of Corporation Finance, Securities and Exchange Commission

Takeshi Idezawa, Representative Director, President and Chief Executive Officer
LINE Corporation

Craig B. Brod, Esq.
Jeffrey D. Karpf, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Alan Cannon, Esq. David Sneider, Esq. Youngjin Sohn, Esq.
Simpson Thacher & Bartlett LLP

Appendix

actively conduct marketing efforts in other parts of Asia, where we believed there was significant market potential based on the relatively low level of smartphone penetration in a relatively large and growing population size. In order to more effectively pursue global expansion outside of Japan, we incorporated LINE Plus Corporation, which provides sales and marketing services for the LINE platform outside of Japan, in Korea in February 2013.

In February 2013, our board of directors decided to focus our business on the operation and expansion of the LINE platform and to dispose of our Hangame business along with related entities. We disposed of all of our interest in the Hangame business along with related entities (through the newly created NHN Japan Corporation) in the form of a non-cash dividend to NAVER Corporation in April 2013. In September 2013, our board of directors approved a plan to dispose of our online match-making services business for the same reason. The disposition was completed in December 2013 through a sale to an unrelated third party. In September 2014, as a part of our continued focus on the expansion of the LINE platform, our board of directors decided to dispose of our data management business, which consisted of DataHotel Co., Ltd., a wholly-owned subsidiary, and the data management business was subsequently sold to a subsidiary of NHN Entertainment Corporation, a Korean online game portal company that was spun off from NAVER Corporation in August 2013.

In March 2015, we acquired the assets of MixRadio, a mobile music streaming service offered across 31 countries outside of Japan, from Microsoft Mobile Oy (“Microsoft”) with the aim of expanding the reach of such streaming service utilizing our large user base. However, we were not successful in achieving this aim, and after careful assessment of the overall performance of MixRadio, the financial challenges posed by the music streaming market, changing market conditions, an increase in the cost of maintaining the business and a shift in our overall priorities, our board of directors approved the abandonment of our MixRadio business in February 2016, which abandonment became effective on March 21, 2016.

NAVER Corporation currently owns 100% of the outstanding shares of our capital stock. NAVER Corporation is a leading internet company in Korea and listed on the KOSPI Market of the Korea Exchange. See “Principal Shareholder.”

Our principal executive offices are located at Shibuya Hikarie, 27th Floor, 21-1 Shibuya 2-chome, Shibuya-ku, Tokyo 150-8510, Japan, and our telephone number is +81-3-5155-1008. Our English website address is http://linecorp.com/en/. The information on, or that can be accessed through, our website is not part of this prospectus.

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within the LINE messaging application, and SMEs will be able to provide better and more responsive services to their customers, leading to higher engagement and interaction. Businesses will also be able to utilize our application programming interface to automate responses to common inquiries, freeing up employees to offer more personalized attention for complex inquiries. We expect our business partners to benefit from the increased flow of users to these accounts, which we also expect will contribute to the retention of users within the LINE messaging application.

Further Monetize Our User Base and User Traffic

We constantly explore and pursue new opportunities to monetize our user base. We focus our monetization and underlying marketing efforts on markets and regions where we have achieved a leading position. Our strategy also entails selective choice of monetization timing and methods. We intend to enhance and develop our content offerings and marketing solutions designed to capture increased monetization opportunities across our platforms.

Pursue Strategic Investments and Alliances

To develop and expand an ecosystem around our LINE platform, we intend to pursue strategic investments, acquisitions and alliances, in order to grow our user base and engagement, and to introduce complementary services and products outside of our current content offerings. We also plan to selectively partner with leading content providers and service providers where such partnership would enable us to deliver a range of high-quality services through our LINE platform, leveraging our brand recognition and strong positioning as the leading messaging application in our key markets. For example, we have established a joint venture with transcosmos inc., an outsourcing service provider in Japan, to offer our business accounts customer support solutions utilizing one-to-one LINE chats. Through our acquisition in February 2016 of a 50.5% interest in M.T. Burn, we recently introduced a new advertisement distribution system based on Hike, a native mobile advertising platform in Japan operated by M.T. Burn. In Thailand, we recently partnered with BSS Holdings, provider of Rabbit smart cards for mass transit systems and offline e-payment at retail stores, to launch Rabbit LINE Pay.

Our Global Footprint and Expansion

In June 2011, we launched the LINE messaging application to the public in Japan, followed by launches in other Asian countries. We initially focused on building our user base in Japan, but shortly afterwards began to actively conduct marketing efforts in other parts of Asia, where we believed there was significant market potential based on the relatively low level of smartphone penetration and relatively large population size. Today, we believe LINE is the leading mobile messaging application in Japan, Taiwan and Thailand in terms of number of users, and we have obtained substantial numbers of users in other parts of Asia, including Indonesia, Hong Kong, Singapore, Malaysia and Myanmar.

We have achieved this growth through active marketing of LINE as well as customizing our content offerings to suit local preferences and needs. We believe the scale and growth of our user base in many countries provide us with powerful network effects, whereby LINE becomes more valuable with more users and creates additional incentives for existing users to encourage new users to join and to stay connected to their circle of friends. We benefit from such network effects where more activity on LINE leads to the creation and distribution of more content, which in turn attracts more users, platform partners and advertisers. We will continue to invest in new products and services and enhancements to our existing products and services, with the goal of further expanding our user base and increasing user engagement.

Our History and Corporate Information

We were incorporated as a joint-stock corporation in Japan in September 2000. We began as an online game company and engaged in the development and distribution of online games under the Hangame brand. We subsequently expanded our business to portal services and acquired livedoor Co., Ltd., a Japanese internet portal company, in May 2010.

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In June 2011, we launched the LINE messaging application to the public in Japan, followed by launches in other Asian countries. We initially focused on building our user base in Japan, but shortly afterwards began to actively conduct marketing efforts in other parts of Asia, where we believed there was significant market potential based on the relatively low level of smartphone penetration in a relatively large and growing population size. In order to more effectively pursue global expansion outside of Japan, we incorporated LINE Plus Corporation, which provides sales and marketing services for the LINE platform outside of Japan, in Korea in February 2013.

In February 2013, our board of directors decided to focus our business on the operation and expansion of the LINE platform and to dispose of our Hangame business along with related entities. We disposed of all of our interest in the Hangame business along with related entities (through the newly created NHN Japan Corporation) in the form of a non-cash dividend to NAVER Corporation in April 2013. In September 2013, our board of directors approved a plan to dispose of our online match-making services business for the same reason. The disposition was completed in December 2013 through a sale to an unrelated third party. In September 2014, as a part of our continued focus on the expansion of the LINE platform, our board of directors decided to dispose of our data management business, which consisted of DataHotel Co., Ltd., a wholly-owned subsidiary, and the data management business was subsequently sold to a subsidiary of NHN Entertainment Corporation, a Korean online game portal company that was spun off from NAVER Corporation in August 2013.

In March 2015, we acquired the assets of MixRadio, a mobile music streaming service offered across 31 countries outside of Japan, from Microsoft with the aim of expanding the reach of such streaming service utilizing our large user base. However, we were not successful in achieving this aim, and after careful assessment of the overall performance of MixRadio, the financial challenges posed by the music streaming market, changing market conditions, an increase in the cost of maintaining the business and a shift in our overall priorities, our board of directors approved the abandonment of our MixRadio business in February 2016, which abandonment became effective on March 21, 2016.

NAVER Corporation currently owns 100% of the outstanding shares of our capital stock. NAVER Corporation is a leading internet company in Korea and listed on the KOSPI Market of the Korea Exchange. See “Principal Shareholder.”

Our principal executive offices are located at Shibuya Hikarie, 27th Floor, 21-1 Shibuya 2-chome, Shibuya-ku, Tokyo 150-8510, Japan, and our telephone number is +81-3-5155-1008. Our English website address is http://linecorp.com/en/. The information on, or that can be accessed through, our website is not part of this prospectus.

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